Exhibit (a)(1)(vi)

INSTITUTIONAL FINANCIAL MARKETS, INC. ANNOUNCES COMMENCEMENT OF AN EXCHANGE OFFER FOR ITS OUTSTANDING 7.625% CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2027

Philadelphia and New York, June 20, 2011 – Institutional Financial Markets, Inc. (NYSE AMEX: IFMI) (“IFMI”), a leading financial services company specializing in credit-related fixed income investments, today announced that it has commenced an offer to exchange (the “Exchange Offer”), at the election of each holder, any and all of its outstanding 7.625% Contingent Convertible Senior Notes due 2027 (the “Old Notes”). Under the terms and subject to the conditions of the Exchange Offer, for each validly tendered and accepted $1,000 principal amount of the Old Notes, an eligible holder will receive $1,000 principal amount of a new series of 10.50% Contingent Convertible Senior Notes due 2027 (the “New Notes”). IFMI will also pay in cash all accrued and unpaid interest on the Old Notes tendered and accepted in the Exchange Offer to, but not including, the settlement date, which is expected to be three (3) business days after the expiration date.

The purpose of the offer is to improve IFMI’s financial flexibility by extending the first date at which holders of the Old Notes can require IFMI to repurchase the Old Notes from May 15, 2012 to May 15, 2014.

The full terms of the Exchange Offer, including descriptions of the New Notes and the material differences between the New Notes and the Old Notes, and other information relating to the Exchange Offer and IFMI, are contained in the exchange offer circular (the “Exchange Offer Circular”) and the related letter of transmittal, each filed as an exhibit to the Schedule TO filed by IFMI with the Securities and Exchange Commission (the “SEC”) on June 20, 2011.

The Exchange Offer will expire at 5:00 p.m., New York City time, on Tuesday, July 19, 2011, (the “Expiration Date”) unless earlier terminated or extended by IFMI. Tendered Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the Expiration Date. The completion of the Exchange Offer is subject to customary conditions described in the Exchange Offer Circular. Subject to applicable law, IFMI may in its sole discretion waive certain conditions applicable to the Exchange Offer and may extend, terminate or amend the Exchange Offer.

The exchange agent and information agent for the Exchange Offer is Global Bondholder Services Corporation. Questions, requests for assistance and requests for additional copies of the Exchange Offer Circular and transmittal materials governing the Exchange Offer may be directed to the exchange agent and information agent as set forth below:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll Free: (866) 470-3800

Holders of the Old Notes are strongly advised to read the Exchange Offer Circular and related transmittal materials governing the Exchange Offer before making a decision to tender all or any portion of their Old Notes for exchange. Holders may obtain these documents free of charge from the exchange agent and information agent at the address and telephone numbers listed above or from the SEC’s website at www.sec.gov.

Neither IFMI, its officers, its board of directors, the exchange agent and information agent nor IFMI’s financial advisor is making any recommendation as to whether holders of the Old Notes should tender all or any portion of their Old Notes for exchange.

The Exchange Offer is made in reliance on the exemption from registration afforded by Section 3(a)(9) of the Securities Act of 1933, as amended. IFMI has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of tenders hereunder. Any such solicitation or recommendation of tenders by persons other than IFMI must not be relied upon by holders of the Old Notes as having been authorized by IFMI.

This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any Old Notes, in any jurisdiction in which such offer, exchange, or solicitation would be unlawful prior to registration or qualification under the securities laws. The Exchange Offer is being made only pursuant to the Exchange Offer Circular.

About Institutional Financial Markets, Inc.

IFMI is a leading financial services company specializing in credit-related fixed income investments. IFMI was founded in 1999 as an investment firm focused on small-cap banking institutions, but has grown over the past ten years to provide an expanding range of asset management, capital markets and investment banking solutions to institutional investors and corporations. IFMI’s primary operating segments are Capital Markets and Asset Management. The Capital Markets segment consists of credit-related fixed income sales and trading as well as new issue placements in corporate and securitized products. The Asset Management segment manages assets through listed and private companies, funds, managed accounts and collateralized debt obligations. As of March 31, 2011, IFMI managed approximately $9.6 billion in credit-related fixed income assets in a variety of asset classes including U.S. trust preferred securities, European hybrid capital securities, Asian commercial real estate debt, and mortgage- and asset-backed securities. For more information, please visit www.ifmi.com.

Forward-Looking Statements

This release contains “forward-looking statements.” Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as “anticipate,” “believe,” “estimate,” “intend,” “could,” “should,” “would,” “may,” “seek,” “plan,” “might,” “will,” “expect,” “predict,” “project,” “forecast,” “potential,” “continue,” negatives thereof, or similar expressions. Forward-looking statements speak only as of the date they are made, are based on various underlying assumptions and current expectations about the future and are not guarantees. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievement to be materially different from the results of operations or plans expressed or implied by such forward-looking statements.

While we cannot predict all of the risks and uncertainties, they include, but are not limited to, those risks and uncertainties described in “Item 1A - Risk Factors” included in IFMI’s Annual Report on Form 10-K for the year ended December 31, 2010. Accordingly, such information should not be regarded as representations that the results or conditions described in such statements or that our objectives and plans will be achieved and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. All subsequent written and oral forward-looking statements concerning other matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, a change in events, conditions, circumstances or assumptions underlying such statements, or otherwise.

Contact:

For IFMI:
IFMI Investors:	Media:
Institutional Financial Markets, Inc.	Joele Frank, Wilkinson Brimmer Katcher
Joseph W. Pooler, Jr., 215-701-8952	James Golden, 212-355-4449
Chief Financial Officer	jgolden@joelefrank.com
investorrelations@ifmi.com